

April 14, 2011

Christopher Boone
Chief Financial Officer
Lufkin Industries, Inc.
601 South Raguet
Lufkin, TX 75904

> **Re:** **Lufkin Industries, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-02612**

Dear Mr. Boone:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Risk Factors

The Company has foreign operations that would be adversely impacted in the event of war, political disruption, civil disturbance, economic and legal sanctions and changes in global trade policies.

1.   Please tell us which countries you operate in that the U.S. government identifies as state sponsors of terrorism.

2.   In this respect, please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan and Cuba, the countries currently identified by the State Department as state sponsors of terrorism, whether through subsidiaries, distributors, resellers or other direct or indirect arrangements. We note that the website of Texas Explorer, a Texas travel guide, has a section on Lufkin, Texas which states that your tractor trailer signs are "well known to people in the Oil Patch, from Texas to Iran in the Middle East." Your response should describe any services or products you have provided to Iran, Syria, Sudan and Cuba and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

3.   Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

Consolidated Statements of Earnings

4.   We note disclosure in Management's Discussion and Analysis that pumping unit service sales were $104 million and power transmission repair and service sales were $49 million during the year ended December 31, 2010. Please tell us how your current disclosure complies with Rule 5-03.1 of Regulation S-X which requires the separate disclosure of revenues from services when such revenue is greater than ten percent of total revenue. Please quantify for us the amount of revenue from services included within each of your segments which supports your conclusion.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief